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                  MORGAN STANLEY MID-CAP VALUE FUND
                     1221 Avenue of the Americas
                          New York, NY 10020

December 11, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:    Larry Greene
              Division of Investment Management

RE:      MORGAN STANLEY MID-CAP VALUE FUND
         (FILE NOS. 333-59140 AND 811-10359)

Dear Mr. Greene:

Thank you for your telephonic comments on November 30, 2006 regarding the registration statement on Form N-1A for Morgan Stanley Mid-Cap Value Fund (the "Fund") filed with the Securities and Exchange Commission on October 26, 2006. Below, we provide responses or any supplemental explanations to the Staff's comments, as requested. Post-effective amendment number 7 to the Fund's registration statement on Form N-1A, will be filed via EDGAR on or about December 11, 2006.

           GENERAL COMMENTS TO FORM N-1A

COMMENT 1. PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR, INCLUDING
           THE "TANDY" PROVISION.

               RESPONSE 1. This response letter addressing the Staff's comments has been filed via EDGAR correspondence, including the "Tandy" provision, separate from the corresponding Post-Effective Amendment.

           COMMENTS TO THE PROSPECTUS

COMMENT 2. PLEASE NOTE THAT CERTAIN SIDEBARS IN THE PROSPECTUS APPEAR
           IN ALL CAPS IN THE EDGAR FILINGS WITH THE COMMISSION. PLEASE CONFIRM THAT THEY ARE NOT IN ALL CAPS AS THEY APPEAR IN THE PRINTED PROSPECTUS.

               RESPONSE 2. This disclosure appears in italics in the Fund's printed prospectus, not all caps.


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COMMENT 3. IN THE "PRINCIPAL INVESTMENT STRATEGIES" SECTION OF THE PROSPECTUS,
           THE FUND MAY INVEST IN OPTIONS AND FUTURES. PLEASE CONFIRM THAT THE REGISTRATION STATEMENT INCLUDES DISCLOSURE CONCERNING THE SEGREGATION OF ASSETS WHEN MAKING THESE TYPES OF INVESTMENTS.

               RESPONSE 3. The Fund respectfully submits that such disclosure can be found in the "II. Description of the Fund and Its Investment Risks - B. Investment Strategies and Risks - Options and Futures Transactions" section of the Statement of Additional Information for the Fund.

COMMENT 4. IN THE "PRINCIPAL INVESTMENT STRATEGIES" SECTION OF THE PROSPECTUS,
           THE FUND MAY INVEST IN REAL ESTATE INVESTMENT TRUSTS. PLEASE CONFIRM THAT THE REGISTRATION STATEMENT INCLUDES DISCLOSURE CONCERNING ANY DUPLICATIVE EXPENSES THAT MAY BE PAID BY SHAREHOLDERS TO THE EXTENT THAT THE FUND INVESTS IN REITS.

               RESPONSE 4. The Fund respectfully submits that such disclosure can be found in the "Principal Risks - Real Estate Investment Trusts" section of the Fund's prospectus.

COMMENT 5. CONSIDER INCLUDING THE ORDER PROCESSING FEE IN THE FEE TABLE.

               RESPONSE 5. The Order Processing Fee is not a fee imposed by the Fund. It is a fee that Morgan Stanley DW Inc. charges its clients. Thus, it should not be included in the fee table.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

     o the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     o the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     o the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (630) 684-6724. Thank you.

Sincerely,
/s/ Elisa Mitchell
Elisa Mitchell

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